Exhibit (h)(5)

EXHIBIT A

(revised May 2, 2008)

Portfolio	Administration Fee
Highland Equity Opportunities Fund	0.20%
Highland High Income Fund	0.20%
Highland Income Fund	0.20%
Highland Healthcare Fund	0.20%